Vasogen Inc.                                                    INVESTOR CONTACT

2155 Dunwin Drive                                                  Glenn Neumann
Mississauga, ON, Canada L5L 4M1                               Investor Relations
tel: (905) 569-2265   fax: (905) 569-9231                         (905) 569-9065
www.vasogen.com                                             investor@vasogen.com

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FOR IMMEDIATE RELEASE


                     Vasogen Adopts Shareholder Rights Plan

Toronto, Ontario (November 22, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) announces that its Board of Directors has adopted a Shareholder Rights Plan, which becomes effective today. The Rights Plan is subject to ratification by Shareholders at the Company's Annual and Special Meeting scheduled for May 2, 2001. Pending such ratification, the Rights Plan remains in effect.

The Rights Plan is designed to provide Shareholders of Vasogen's common shares sufficient time to properly assess a take-over bid and to provide the Board of Directors time to seek alternatives in an effort to ensure that Shareholders receive full and fair value for their shares. It is also designed to ensure that any transaction treats all Shareholders fairly and provides them an equal opportunity to share in the premium paid upon an acquisition of control.

The Rights Plan is similar to other shareholder rights plans in Canada and becomes operative if any party acquires more than 20% of the outstanding Vasogen common shares, other than by way of a "permitted bid" or transaction otherwise approved by the Board of Directors. The "permitted bid" concept is intended to allow shareholders time to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness, and to give shareholders and the Board sufficient time to evaluate the "permitted bid" or potential competing bids. To qualify as a permitted bid, a take-over bid must:
(i) be made by way of a take-over bid to all holders of Vasogen's common shares;
(ii) be open for a minimum of 60 days following the date of the bid and no shares may be taken up during that time; (iii) be conditional upon at least 50% of Vasogen's common shares being tendered; (iv) provide Vasogen shareholders the right to withdraw deposited shares at any time until they have been taken up and paid for; and (v) remain open for 10 days following acceptance by the holders of 50% of Vasogen common shares to permit the remaining shareholders to tender their shares.

Under the Rights Plan, each common shareholder of the Company as at 5 p.m. (Toronto time) on the record date of November 22, 2000, will receive one right for each common share held. The rights will become operative eight trading days after a person/company has acquired more than 20% of Vasogen's common shares outstanding or has commenced or announced a take-over bid for the common shares of the Company other than by way of a "permitted bid", competing bid, or a transaction otherwise approved by the Board of Directors. Holders of rights, other than those held by an acquiring person/company, will be entitled to acquire Vasogen common shares at a 50% discount to the then prevailing market price. Further details of the Rights Plan will be contained in the Company's Information Circular, which will be mailed to shareholders in connection with the Company's Annual and Special Meeting.

The Company is not aware at this time of any pending or threatened take-over bid for its common shares.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.